UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

ILOG S.A.

 (Name of Subject Company)

ILOG S.A.

 (Name of Person Filing Statement)

Ordinary Shares, Nominal Value €1 per share

American Depository Shares, Each Representing One Ordinary Share

 (Title of Class of Securities)

452360100(1)

(CUSIP Number of Class of Securities)

Jerome Arnaud
Chief Financial Officer
ILOG, S.A.
1195 West Fremont Ave
Sunnyvale, CA 94087
408-991-7000

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person Filing Statement)

with a copy to:

Scott R. Saks
Paul, Hastings, Janofsky & Walker LLP
75 E. 55th Street, First Floor
New York, New York 10022
212-318-6000

    ☒                      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

(1) This is the CUSIP of the American Depository Shares. There is no CUSIP for the ordinary shares as they are not traded in the United States.

The following is an employee question and answer communication used by ILOG S.A. on September 11, 2008:

Information Regarding Non-Insider Shares and Options of ILOG, S.A.

Can I buy and sell Shares of ILOG? What will happen to my current ILOG Options and Free Shares?

Buying and Selling Shares of ILOG and Treatment of ILOG Options

If you are NOT considered an insider for this transaction (insiders for this purpose are a small group of people working on the transaction who have signed specific NDAs), the following applies for your shares and options.   Note the exception for options with an exercise price greater than EUR 9.5 and free shares at the end of this summary.  IN ADDITION, NOTWITHSTANDING THE FOLLOWING, YOU MAY NOT BUY, SELL, TENDER OR EXERCISE ANY ILOG SECURITIES AT ANY TIME WHEN YOU ARE IN POSSESSION OF MATERIAL NON-PUBLIC INFORMATION (INCLUDING WITH RESPECT TO THE LIKELIHOOD OF THE SUCCESS OR FAILURE OF THE OFFER AT ANY TIME PRIOR TO THE ANNOUNCEMENT OF THE SUCCESS OF THE OFFER FOLLOWING THE FIRST OFFER PERIOD) IN ACCORDANCE WITH ILOG’S INSIDER TRADING POLICY.

1.               Now until September 15th:

a.               You may exercise options & hold or sell the shares received upon exercise, but an exercise and sell order must be received by the options agent on September 14th to make the September 15th deadline; and

b.              You may buy or sell shares.

2.               September 15th until two business days after the results announcement; approximately October 30th: During the blackout (September 15th through two business days after the results announcement, expected to be around October 30th):

a.               You may exercise options & hold the shares received upon exercise, but you may not sell the shares received upon exercise (although you may tender shares to IBM as soon as the tender offer opens);

b.              You may not buy or sell shares; and

c.               You may tender shares to IBM as soon as the tender offer opens (the “first offer”).

3.               Date of Opening of First Offer:  On the date the first offer opens, which is estimated to occur in early October, the vesting of all unvested options will be accelerated, meaning that your unvested employee options become vested and freely exercisable.

4.               Two business days after the results announcement (expected to be around October 30th) until mid-November:  After the blackout ends, and until the close of the first offer, which is expected to occur in mid-November:

a.               You may exercise options & hold, sell or tender the shares received upon exercise;

b.              You may buy or sell shares; and

c.               You may tender shares into the first offer.

5.               Mid-November until Late November: When the first offer closes, there will be up to 9 trading days before results of the first offer are announced.  During this period of time:

a.               You may exercise options & hold or sell the shares received upon exercise;

b.              You may buy or sell shares; and

c.               You may no longer tender shares into the first offer.

6.               Late November until Early December:  Allowable actions will vary depending on whether the first offer was successful (i.e., authorization of European antitrust authorities is received and IBM acquires 66.67% of ILOG’s shares).

a.               If the first offer is successful: There will be a reopening of the tender offer (the “second offer”) for a minimum of 10 trading days.  During this period of time:

2

i.      You may exercise options until 7 trading days prior to the closing of the second offer & hold, sell or tender the shares received upon exercise;

1.               IMPORTANT NOTE:  During the final 7 trading days prior to the closing of the second offer, all outstanding options, other than any options held by a person whose only interest in ILOG’s share capital before the first offer was vested and in-the-money options based on the price of the offers, will expire and not be exercisable.  This was a condition of the MOU with IBM.

ii.   You may buy or sell shares; and

iii.You may tender shares into the second offer.

b.              If the first offer is not successful: You may buy & sell shares and exercise options as usual, subject to the usual blackouts and restrictions.

7.               Holders of options with an Exercise Price Greater than EUR 9.5:  If the tender offers are successful, employees holding options that have an exercise price greater than EUR 9.5 and that have not been exercised prior to the final 7 trading days prior to the closing of the second offer, will receive a cash payment of EUR 0.5 per option, in exchange for signing a release irrevocably waiving all of their rights in connection with such options.  Payment eligibility is as follows:  50% payment three months after the AMF announcement of the success of the offer, and 50% nine months after the AMF announcement, and, in each case, the employee must still be employed by ILOG on the date of payment.  The sum of the two payments is capped at EUR 1,000 minimum and EUR 10,000 maximum. This means notably that an employee waiving his rights in connection with 1000 options with exercise price above EUR 9.5 will be granted EUR 1,000 in consideration therefor.

Treatment of ILOG Free Shares

If the tender offers are successful, IBM will issue to employees holding free shares a payment of EUR 10 per free share, within 3 months of the announcement by the AMF of the success of the offer.  In exchange for this payment, IBM will require the signing of a release irrevocably waiving all of the employee’s rights in connection with the free shares.  Employees must still be employed by ILOG on that date to be eligible for this payment.

ILOG SECURITY HOLDERS ARE URGED TO READ CAREFULLY ALL TENDER OFFER DOCUMENTS FILED BY IBM AND ILOG PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE TENDER OFFERS.

Important Additional Information for Investors and Security Holders

The tender offers, which have not yet commenced, will be made for the outstanding shares and warrants of ILOG S.A. (“ILOG”). This communication is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any ILOG shares or warrants. The solicitation and the offer to buy the shares and warrants of ILOG will be made only pursuant to an offer to purchase and related materials that International Business Machines Corporation (“IBM”) and its subsidiary intend to file with the Autorité des marchés financiers (the “AMF”)  (in particular the Note d’Information) and the Securities and Exchange Commission (the “SEC”) (on Schedule TO). ILOG also intends to file with the AMF a Note en Réponse and with the SEC a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer.

ILOG shareholders and warrant holders and other investors should read carefully the Tender Offer Statement on Schedule TO and the Note d’Information to be filed by IBM and the Schedule 14D-9 and the Note en Réponse to be filed by ILOG because these documents will contain important information, including the terms and conditions of the tender offer. ILOG shareholders and warrant holders and other investors will be able to obtain copies of these tender offer materials and any other documents filed with the AMF from the AMF’s website (http://www.amf-france.org.) or with the SEC from the SEC’s website (http://www.sec.gov), in both cases without charge. Such materials filed by IBM and ILOG will also be available for free at IBM’s web site (http://www.ibm.com), and at ILOG’s web site (http://www.ilog.com), respectively.

ILOG shareholders and warrant holders and other investors are urged to read carefully all tender offer materials prior to making any decisions with respect to the tender offers.

The offers are not being made nor will any tender of shares or warrants be accepted from or on behalf of holders in any jurisdiction in which the making of the offers or the acceptance of any tender of shares or warrants therein would not be made in compliance with laws of such jurisdiction.